UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                               INNOVO GROUP INC.
                               ------------------
                                (Name of Issuer)

                     Common Stock, Par Value $0.10 Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   457954501
                                   ---------
                                 (CUSIP Number)

                                   Hubert Guez
                             5804 E. Slauson Avenue
                           Commerce, California 90040
                                 (323) 890-9660
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 18, 2003
                               ------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss.240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 7 Pages

                                  SCHEDULE 13D

CUSIP No. 457954501                                            Page 2 of 7 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  COMMERCE INVESTMENT GROUP, LLC

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  California

                           7        Sole Voting Power
 Number of                                  0
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,069,690
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            2,069,690

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            2,069,690

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            7.94%

14       Type of Reporting Person (See Instructions)

                  OO

                                  SCHEDULE 13D

CUSIP No. 457954501                                            Page 3 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  HUBERT GUEZ

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  UNITED STATES

                           7        Sole Voting Power
 Number of                                  1,473,900
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,769,690
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   1,473,900
    With
                           10       Shared Dispositive Power
                                            2,769,690

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            4,243,590

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            16.28%

14       Type of Reporting Person (See Instructions)

                  IA

                                  SCHEDULE 13D

CUSIP No. 457954501                                            Page 4 of 7 Pages


1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only).

                  PAUL GUEZ

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a. [ ]
                                               b. [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  Not Applicable

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

                  [ ]

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  285,714
    Shares
Beneficially               8        Shared Voting Power
 Owned By                                   2,769,690
    Each
 Reporting                 9        Sole Dispositive Power
   Person                                   285,714
    With
                           10       Shared Dispositive Power
                                            2,769,690

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            3,055,404

12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                            [X]

13       Percent of Class Represented By Amount in Row (11)

                                            11.72%

14       Type of Reporting Person (See Instructions)

                  IA

                                                               Page 5 of 7 Pages

               This Amendment No. 3 to Schedule 13D relates to shares of Common Stock, par value $0.10 per share (the "Shares") of Innovo Group Inc. (the "Issuer"). This Amendment No. 3 supplementally amends the initial statement on
Schedule 13D, dated November 30, 2000, and all amendments thereo (collectively, the "Initial Statement"). This Amendment No. 3 is being filed by the Reporting Persons (as defined herein) to restate the information in Item 5 herein. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement. The Initial Statement is supplementally amended as follows.

Item 2.        Identity and Background.

               This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

               i) Commerce Investment Group, Inc. ("Commerce");

               ii) Mr. Hubert Guez ("Mr. Hubert Guez"); and

               iii) Mr. Paul Guez ("Mr. Paul Guez").

               This Statement relates to the Shares held for the accounts of Commerce, S.H.D. Investments, LLC, a California limited liability company ("SHD"), Azteca Production International, a California corporation ("Azteca"), Integrated Apparel Resources, LLC, a California limited liability company ("Integrated"), and Mr. Hubert Guez.

Item 5.        Interest in Securities of the Issuer.

               The text of Item 5 included in Schedule 13D, Amendment No. 2 following the first paragraph thereof is deleted in its entirety and is replaced with the following:

               The Reporting Persons have been informed by the Issuer that there were 25,764,850 Shares outstanding as of December 17, 2003.

               It has come to the attention of the Reporting Persons that Mr. Paul Guez has a shared beneficial ownership interest in the Shares held for the account of Azteca. Mr. Paul Guez shares beneficial ownership of these Shares with Mr. Hubert Guez. Mr. Paul Guez and Mr. Hubert Guez have a controlling interest in Azteca and each may be deemed to have voting and dispositive power over the Shares held for the account of Azteca.

               (a) (i) Commerce may be deemed the beneficial owner of 2,069,690 Shares (approximately 7.94% of the total number of Shares outstanding assuming the exercise of warrants held for its account). This number consists of A) 1,769,690 Shares held for its account, and B) 300,000 Shares issuable upon the exercise of warrants held for its account.

                   (ii) Mr. Hubert Guez may be deemed the beneficial owner of 4,243,590 Shares (approximately 16.28% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Commerce). This number consists of A) 23,900 Shares held for his personal account, B) 1,769,690 Shares held for the account of Commerce, C) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce, D) 1,450,000 Shares held for the account of Integrated, and E) 700,000 Shares held for the account of Azteca.

                                                               Page 6 of 7 Pages

                   (iii) Mr. Paul Guez may be deemed the beneficial owner of 3,055,404 Shares (approximately 11.72% of the total number of Shares outstanding assuming the exercise of warrants held for the account of Commerce). This number consists of A) 1,769,690 Shares held for the account of Commerce, B) 300,000 Shares issuable upon the exercise of warrants held for the account of Commerce,
C) 285,714 Shares held for the account of SHD, and D) 700,000 Shares held for the account of Azteca.

               (b) (i)   Commerce  may  be deemed to have shared power to direct
the voting and disposition of the 2,069,690 Shares held for its account (assuming the exercise of warrants held for the account of Commerce).

                   (ii) Mr. Hubert Guez may be deemed to have the sole power to direct the voting and disposition of the 23,900 Shares held for his personal account and the 1,450,000 Shares held for the account of Integrated. Mr. Hubert Guez may also be deemed to have shared power to direct the voting and disposition of the 2,069,690 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce) and the 700,000 Shares held for the account of Azteca.

                   (iii) Mr. Paul Guez may be deemed to have the sole power to direct the voting and disposition of the 285,714 Shares held for the account of SHD. Mr. Paul Guez may also be deemed to have shared power to direct the voting and disposition of the 2,069,690 Shares held for the account of Commerce (assuming the exercise of warrants held for the account of Commerce) and the 700,000 Shares held for the account of Azteca.

               (c) There have been no transactions effected with respect to the Shares since November 21, 2003 (the date of the last filing on Schedule 13D) by any of the Reporting Persons.

               (d) (i) The shareholders of Commerce, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Commerce in accordance with their ownership interests in Commerce.

                   (ii) The shareholders of Azteca, including Mr. Hubert Guez and Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Azteca in accordance with their ownership interests in Azteca.

                   (iii) The shareholders of Integrated have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of Integrated in accordance with their ownership interests in Integrated.

                   (iv) The shareholders of SHD, including Mr. Paul Guez, have the right to participate in the receipt of dividends from, or proceeds from the sales of, the securities held for the account of SHD in accordance with their ownership interests in SHD.

               (e) Not Applicable.

                                                               Page 7 of 7 Pages

                                   SIGNATURES

               After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:     January 20, 2004         COMMERCE INVESTMENT GROUP, LLC


                                   By: /s/ Hubert Guez
                                       ---------------------------------------
                                       Hubert Guez
                                       Manager

Date:     January 20, 2004         HUBERT GUEZ


                                   /s/ Hubert Guez
                                   -------------------------------------------
                                   Hubert Guez

Date:     January 20, 2004         PAUL GUEZ


                                   /s/ Paul Guez
                                   -------------------------------------------
                                   Paul Guez